SUCCESSFUL COMPLETION OF PHASE III PROGRAM FOR TEVA’S RESLIZUMAB

TWO MORE PHASE III STUDIES SUPPORT THE BENEFITS OF RESLIZUMAB TREATMENT IN ASTHMA PATIENTS WITH
EOSINOPHILIA

New Phase III data presented at European Respiratory Society Congress (ERS) builds on recent exacerbation reduction data, creating a special efficacy profile for reslizumab

•	Reslizumab shown to significantly improve lung function and asthma control

•	Findings support reslizumab benefits specifically for moderate to severe asthma patients with elevated level of blood eosinophils

Jerusalem, September 8, 2014 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) today announced positive new data from Phase III studies of the company’s anti-IL5 monoclonal antibody, reslizumab, in patients with uncontrolled moderate to severe asthma with elevated eosinophils, treated with standard of care therapies. The data demonstrated that reslizumab treatment resulted in significant improvement in lung function and asthma control measures and showed a safety profile comparable to placebo.

Reslizumab treatment (3.0 mg/kg and 0.3 mg/kg IV injection every four weeks) resulted in significant improvements in lung function versus placebo when administered to patients, with moderate to severe asthma with elevated eosinophils. Improvement was measured by overall change in Forced Expiratory Volume in 1 second (FEV1), a standard measure of the degree of airway obstruction in asthma. Improvements were noted as early as four weeks after initial dose administration and were maintained at the end of the 16 week treatment period. Furthermore, reslizumab produced significant improvements in patient reported asthma control, assessed by using the Asthma Control Questionnaire (ACQ), which includes questions on symptoms, activity limitation, and the use of non-steroidal rescue medication. Improvements in FEV1 and ACQ for the 0.3 mg/kg dose were numerically smaller than for the 3 mg/kgdose.

The majority of reported adverse events (AEs) were mild to moderate and comparable across the treatment groups. The most common AEs in any treatment group were asthma, headache, nasopharyngitis, and upper respiratory tract infection.

“Uncontrolled asthma with eosinophilia is in desperate need of novel targeted therapies. The key aspects to the success of a treatment for these patients is the confidence and reduced impact on quality of life that comes from reduced exacerbations and the sense of normality that comes with better disease control. Reslizumab fulfills an important unmet need and has the potential to deliver on both counts,” said Dr. Leif Bjermer, principal investigator of the study and professor of respiratory medicine and allergology at Skane University Hospital in Lund, Sweden.

Results from a second study, utilizing only the 3 mg/kg dose of reslizumab, in an asthma population that was not selected for elevated blood eosinophils, demonstrated minimal improvements in asthma control, and provides support for the eosinophil threshold of =400/µL set for the reslizumab phase III program.

“Teva has conducted an extensive and robust phase III clinical trial program that has clearly demonstrated the potential utility of reslizumab for patients who face a very challenging asthmatic condition. Reduced exacerbation, improved lung function and better asthma control positions reslizumab as a potential new targeted therapy for patients with uncontrolled asthma associated with elevated eosinophils,” said Dr. Michael Hayden, President of Global R&D and Chief Scientific Officer at Teva Pharmaceutical Industries Ltd.”

Teva-Sponsored Data Highlights Include:

•	A randomized phase III study of the efficacy and safety of reslizumab in subjects with asthma with elevated eosinophils (Poster Presentation on Sunday, Sept 7, 2014. 8:30 – 10:30am. Session 57) Leif Bjermer, Catherine Lemiere, Jorge Maspero, Monika Ciesielska, Christopher O’Brien, James Zangrilli.

•	A randomized phase III study of reslizumab efficacy in relation to blood eosinophil levels in patients with moderate to severe asthma (Oral Presentation: Wednesday, Sept 10, 2014. 10:15am. Session 488) Jonathan Corren, Steven Weinstein, Lindsay Janka, Christopher O’Brien, James Zangrilli

The full abstracts can be found at:

About Reslizumab

Reslizumab is an investigational humanized monoclonal antibody (mAb) against interleukin-5 (IL-5). IL-5 has been shown to play a crucial role in the maturation, growth and chemotaxis (movement) of eosinophils, inflammatory white blood cells implicated in a number of allergic diseases. Recently announced results from two pivotal Phase III studies demonstrated that reslizumab treatment (3.0 mg/kg IV injection every four weeks) resulted in statistically significant reductions in the frequency of clinical asthma exarcebations compared to placebo (50% and 60% respectively, P<0.0001 for both) with an adverse event profile comparable to placebo.

About the Studies

Study NCT01270464 was a 16-week, randomized, double-blind, placebo-controlled, parallel-group study to evaluate the efficacy and safety of reslizumab (0.3 or 3.0 mg/kg) as treatment for patients (12-75 years of age, n=311) with eosinophilic asthma.
The primary objective was is to determine whether reslizumab administered once every 4 weeks for a total of 4 doses, is more effective than placebo in improving lung function in patients with eosinophilic asthma.
Study NCT01508936 was a 16-week, randomized, double-blind, placebo-controlled study to evaluate the efficacy and safety of reslizumab (3.0 mg/kg IV injection every four weeks) treatment in patients (18-65 years of age, n= 492) with moderate to severe asthma.
The primary objective of the study was to assess reslizumab effect on FEV1 in relation to baseline blood eosinophils in subjects with moderate to severe asthma.

About Asthma

Asthma is a common, chronic inflammatory condition that affects approximately 12% of adults and 10% of children and adolescents; it is estimated that 300 million people worldwide suffer from this condition. Patients with inadequately controlled severe persistent asthma are at risk of exacerbations, hospitalization and death, and often have impaired quality of life.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE:TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in approximately 60 countries. Teva’s Specialty Medicines businesses focus on CNS, respiratory, oncology, pain, and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 45,000 people around the world and reached $20.3 billion in net revenues in 2013.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize reslizumab, as there can be no certainty as to its application timing, approval, final product profile or market penetration; competition for our innovative products, especially COPAXONE® (including competition from orally-administered alternatives, as well as from potential purported generic equivalents); the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; our potential exposure to product liability claims that are not covered by insurance; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; uncertainties related to our recent management changes; the effects of increased leverage and our resulting reliance on access to the capital markets; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; the impact of continuing consolidation of our distributors and customers; significant impairment charges relating to intangible assets and goodwill; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2013 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.